Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Administrative Committee

TOTAL Finance USA, Inc. Employee Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-13214) on Form S-8 of TOTAL S.A. of our report dated June 29, 2011, with respect to the statements of net assets available for benefits of TOTAL Finance USA, Inc. Employee Savings Plan, as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 Annual Report on Form 11-K of TOTAL Finance USA, Inc. Employee Savings Plan.

/s/ KPMG LLP

Houston, Texas
June 29, 2011